EXHIBIT 99.6

FOR IMMEDIATE RELEASE


                        SUNBEAM NAMES OPERATING COMMITTEE
                          TO HEAD RESTRUCTURING EFFORTS


         Fort Lauderdale, FL, (July 31, 1996) -- Sunbeam Corporation (NYSE:SOC) announced today the formation of a senior Operating Committee to manage the Company. The Committee has been appointed by Chairman and CEO, Albert Dunlap and, in addition to Mr. Dunlap, will consist of Russell Kersh, Executive Vice President, Finance and Administration; Newton White, Executive Vice President, Consumer Products Worldwide and David Fannin, Executive Vice President and General Counsel. Russell Kersh and Newton White recently joined the Sunbeam management team after working closely with Mr. Dunlap in the highly successful restructuring of Scott Paper Co. Mr. Fannin, who has been with Sunbeam since 1993, continues as the Company's General Counsel, with expanded responsibilities.

         Mr. Dunlap stated, "I set as an initial goal the quick appointment of a highly focused management team to provide leadership in the transition to the new Sunbeam Corporation. With today's announcement, the most senior team is now in place. Other key executives will be involved in all facets of the Sunbeam restructuring effort. We will focus initially on reducing Sunbeam's inflated cost structure and will simultaneously build on Sunbeam's solid balance sheet and valuable brand names to revitalize the Company. Our ambitious - but highly attainable - goal is to make Sunbeam a global leader among consumer products companies."

         Sunbeam Corporation is a leading consumer products company that designs, manufactures and markets, nationally and internationally, a diverse portfolio of outdoor and household brand name products. The Company's Sunbeam(R) and Oster(R) brands have been household names for generations, both domestically and abroad, and the Company is a market leader in many of its product categories.

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         Contact:     Pete Judice                   John DeSimone
                      Burson - Marsteller           Manager, Investor Relations
                      (212) 614-4506                SUNBEAM CORPORATION
                                                    (954) 767-2100